SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 04, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date               4 August 2009
Number               16/09

JAC NASSER TO BE BHP BILLITON CHAIRMAN -
DON ARGUS TO RETIRE IN EARLY 2010

The BHP Billiton Board today announced that Jac Nasser will succeed Don Argus as Chairman when Mr Argus retires as Chairman and a Non-executive Director in early 2010.

Jac Nasser joined the BHP Billiton Board as a Non-executive Director in 2006 and is a member of the Board’s Risk and Audit Committee.

He has extensive international business experience gained during his 33 years with the Ford Motor Company where he was President and Chief Executive Officer. Jac Nasser is also a Partner of One Equity Partners, the private equity arm of JP Morgan, a Director of British Sky Broadcasting plc and sits on the International Advisory Board of Allianz A.G.

Senior Independent Director for BHP Billiton Plc, John Buchanan, chaired the Board which oversaw the entire chairman succession process.

“Jac Nasser will make an excellent successor to Don Argus as Chairman. He combines deep international business knowledge along with outstanding financial, senior management and board experiences. The Board looks forward to Jac leading the Group as Chairman.” John Buchanan said.

The decision to appoint Mr Nasser was agreed by the Board following an 18 month selection process. The international recruitment firm, Heidrick & Struggles, was engaged as independent adviser by the Board to assist the Board in its deliberations and consideration of both internal and external candidates.   KPMG supported the final process as scrutineer.
The Director renewal process underway for the past seven years ensured high quality internal candidates.

In making this announcement, the Board pays special tribute to the immense contribution Don Argus has made to BHP Billiton over many years of dedicated service. In the thirteen years since he joined the BHP Board, and particularly over his ten years as Chairman, Don has led BHP Billiton to the distinctive leadership role in its sector.

Mr Buchanan said that as part of the transition Mr Argus will stand for re-election at the upcoming Annual General Meetings and will retire from the Board in early 2010.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Peter Ogden, Media Relations
Tel: +61 3 9609 2812 Mobile: +61 428 599 190
email: Peter.Ogden@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

South Africa
Bronwyn Wilkinson, Investor and Media Relations
Tel: +44 20 7802 4015 Mobile: +44 7500 785 892
email: Bronwyn.Wilkinson@bhpbilliton.com

United Kingdom
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

JAC NASSER – BIOGRAPHY

Jac Nasser was born 12 December 1947 in Amyoun, Lebanon and migrated to Australia with his parents and a brother at the age of four. His sister was born in Australia.

Mr Nasser grew up in Australia, graduated in business at RMIT University and has an honorary Doctorate of Technology. An Australian and also a U.S. citizen, he speaks English, Arabic, Spanish and Portuguese.

Mr Nasser began his 33 year career with the Ford Motor Company in Broadmeadows outside of Melbourne thereafter rising through the company before being named President of the Global Automotive Business in 1996 and in 1999 became President and Chief Executive Officer (CEO).

He has held senior management positions with Ford in Asia, South America, Europe and North America. In 1989, he was posted back to Australia to take charge of Ford’s Australian operations. During this period, Ford Australia achieved excellent results, and Mr Nasser was a champion of a strong manufacturing and technical base in Australia.

Following Australia, Mr Nasser was appointed as Chairman of Ford of Europe where he led a strategy focused on product innovation, engineering excellence and growth.

He later became Global Head of Product Development from 1994 to 1996, President of the Global Automotive Business from 1996 to 1999. On 1 January 1999, Mr Nasser was appointed President and CEO of Ford Motor Company in Dearborn, Michigan.

During his tenure as CEO, Ford became the world's most profitable volume carmaker and pioneered the global product development business model for the industry. It also out-performed the S&P500 and its closest automotive rivals in total shareholder returns in each year that he led the famous "Blue Oval".

With a vision of Ford as the potential leader in the world car market, Mr Nasser focused on global competitiveness, closer connections to the consumer, increased diversity of Ford’s customer proposition and tough but necessary restructuring. In his leadership roles during the 1990s, and as CEO, Ford achieved a number of milestones including:
• Formation of single global enterprise, under “Ford 2000” project, that helped deliver more than a dozen consecutive quarters of improved earnings.
• Market capitalisation increased more than threefold to US$70 billion.
• Total shareholder returns in top 25 per cent of S&P500 companies.
• The first automaker to optimise earnings from the entire supply/retail chain including customer service, after-market parts and extended service support.
• Diversified Ford reliance on SUV/pick-ups in North America with creation of the Premier Automotive Group, built around Volvo and Land Rover.
• Paved the way for a fundamental re-organisation of labour, supplier and dealer structures.
• Initiated a leadership and continuous learning program throughout the entire organisation that focused on the development of people including the leadership skills of Ford’s future leaders.
• Pioneered Ford’s expansion into key growth markets such as Turkey, Brazil, China and India.

After leaving Ford in October 2001, Mr Nasser became one of the original senior partners in One Equity Partners. One Equity Partners is the global private equity arm of JP Morgan and is regarded as one of the most successful groups in this field with several billion dollars committed and invested in a diverse portfolio of strategically important industries. His responsibilities include developing, evaluating and implementing direct equity investments in various industries around the world.

Mr Nasser became a Non-executive Director of BHP Billiton in June 2006 and is a member of the Board’s Risk and Audit Committee. He is also a member of the International Advisory Board of Allianz A.G. and a Director of British Sky Broadcasting plc. He was Chairman of Polaroid through early 2005 and a Director of Brambles Limited and Quintiles Transnational Corporation until 2008.

In recognition of his work for industry, as an adviser to government, and for education in the area of technology, he was awarded an Order of Australia and a Centenary Medal. Mr Nasser was also awarded the Order of the Cedar from Lebanon. In 2008 he received the Ellis Island Medal of Honor for outstanding contributions to American Society.

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : August 04, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary